UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Manitowoc Company, Inc.

(Exact name of the registrant as specified in its charter)

Wisconsin	1-11978	39-0448110
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11270 West Park Place, Suite 1000, Milwaukee, Wisconsin 53224

(Address of principal executive offices) (Zip code)

Jennifer L. Peterson

Executive Vice President, Chief Legal and People Officer & Secretary

(414) 760-4600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following

website:https://ir.manitowoc.com/governance/governance-documents/default.aspx. The information found on our website is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – The Manitowoc Company, Inc. Conflict Minerals Report for the Year Ended December 31, 2025

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MANITOWOC COMPANY, INC.

(Registrant)

By:	/s/ Jennifer L. Peterson	May 28, 2026
	Jennifer L. Peterson	(Date)
Executive Vice President, Chief Legal and People Officer & Secretary